Subject: An invitation to invest in Vee Hua's latest film, Reckless Spirits!
Date: Tuesday, January 6, 2026 at 10:52:27 AM Pacific Standard Time
From: [redacted]
To: [redacted]

Dear [redacted],

I hope this finds you well, and nice to e-meet you. I'm [redacted], and I'm a Producer and investor on **Vee Hua**'s upcoming feature film, ***Reckless Spirits***, a metaphysical, multilingual POC best friend comedy for a bleak era!

In *Reckless Spirits*, a gender-fluid Latine performance artist and a neurotic Asian American therapist are led by a series of uncanny circumstances into a world of ancestor spirits, psychics, and a cult leader who is threatening to tear their friendship apart. The short film proof-of-concept toured at festivals in 2024-25 to much acclaim, and we are now in pre-production to shoot the full-length movie in March 2026.

We are inviting you to invest to help us start production! We hope that you consider investing any amount that is meaningful to you to help the work of an amazing cast and crew that I am very proud to work with. As Vee has written, this movie "playfully asserts that diverse creators need to see ourselves in stories that are joyous and uplifting, rather than eternally traumatic. It is a deeply genre story – part comedy, part animation, part fantasy, part magic – that centers queer or POC protagonists and their worlds."

Please visit our crowdfunding investment page at: https://wefunder.com/reckless.spirits to learn more. We hope to reach $50,000 of investment pledges by the end of February, which makes our project more visible to an international community of investors. Given the film's multilingual and multicultural representation, we know that *the Reckless Spirits* audience will be diverse and international. An investment through WeFunder means that folks can potentially receive the money back that they put in!

We also welcome a **tax-deductible donation through Northwest Film Forum** (no potential of return).

Thank you so much, and we hope you join our *Reckless* community! **We appreciate your support of independent filmmaking**. Please email me if you have any questions.

With gratitude,

[redacted]

[redacted]
Producer, Reckless Spirits
Executive Producer, Marcie's

[redacted]